03006602

AR/S

P.E.
9/28/02

Ark Restaurants Corp.

2002 ANNUAL REPORT

THE COMPANY

Ark Restaurants Corp. (the "Registrant" or the "Company") is a New York corporation formed in 1983. Through its subsidiaries, it owns and operates 26 restaurants and bars, 12 fast food concepts, catering operations, and wholesale and retail bakeries. Initially its facilities were located only in New York City. At this time, 12 of the restaurants are located in New York City, four are located in Washington, D.C., nine are located in Las Vegas, Nevada, and one is located in Islamorada, Florida. The Company's Las Vegas operations include three restaurants within the New York-New York Hotel & Casino Resort, and operation of the resort's room service, banquet facilities, employee dining room and eight food court operations. The Company also owns and operates two restaurants, two bars and four food court facilities at the Venetian Casino Resort, one restaurant at the Neonopolis Center at Fremont Street, and one restaurant within the Forum Shops at Caesar's Shopping Center.

The Company will provide without charge a copy of the Company's Annual Report on Form 10-K for the fiscal year ended September 28, 2002, including financial statements and schedules thereto, to each of the Company's shareholders of record on February 27, 2003 and each beneficial holder on that date, upon receipt of a written request therefor mailed to the Company's offices, 85 Fifth Avenue, New York, New York 10003, attention: Treasurer.

February 7, 2003

Dear Shareholder:

Your company performed quite well this past year. For the full fiscal year ended September 28, 2002, total revenues were $115.5 million versus $127.4 million for the prior fiscal year. Net income for the year was $4.2 million compared to a net loss of $6.8 million and EBITDA was $11.9 million compared to a negative EBITDA of $2 million in the prior fiscal year. The principal reason for the net loss and negative EBITDA in fiscal 2001 was a $10 million impairment charge associated with the write down of the company's restaurant and food court operations at Desert Passage, the retail complex at the Aladdin Resort and Casino in Las Vegas. We no longer operate this facility. The decline in revenues in fiscal 2002 was primarily due to a decrease in same store sales. We were adversely affected by the terrorist attacks on September 11th, the residual affects on tourism and the sluggish economy. Also, The Grill Room, our restaurant located at 2 World Financial Center, an office building complex adjacent to the World Trade Center site, was closed this past year because of damages sustained on September 11th. We reopened this operation in December 2002.

Most notable this past year was the company's ability to deleverage. We reduced long-term debt from $23.9 million as of the end of the last fiscal year to $15.8 million as of the end of this fiscal year. Debt reduction is a primary goal of the company. We believe that this is a time to be conservative and optimize cash flow from current operations. We are not currently committed to any major projects. We may take advantage of opportunities considered favorable when they occur, depending upon the availability of financing and other relevant factors. This year management at our restaurants worked very hard to achieve lower operating expenses as we all adjusted to lower revenue prospects. The Company's results speak well to their efforts. We primarily operate in New York City, Washington D.C. and Las Vegas, Nevada. Current sales activity in New York and Washington is depressed and we believe that current sales activity in these two markets remain below their potential. We believe that with lower operating expenses in place, we will be in a good position to expand our EBITDA significantly as the economy, tourism and corporate business recover.

The Las Vegas market remains highly resilient and has mostly recovered. We are quite excited about our prospects for the coming year in Las Vegas. We recently amended our lease to provide for an expansion of 85 new seats at Gallagher's Steak House at New York-New York Hotel and Casino where we presently own three restaurants, eight fast food operations and provide banquet and room service. This expansion should be a significant revenue driver for us. There is presently more demand for Gallagher's than seats available (the restaurant does in excess of $45,000 per annum per seat). These 85 additional seats will be available as the new 1.7 million square foot convention center at Mandalay Bay Hotel, just south of New York-New York, becomes operational. The convention center should increase traffic at Gallagher's and benefit our other food operations at the hotel. The Venetian Hotel and Casino is adding over 1,000 luxury suites that come on line in May. We operate two restaurants, two bars and four fast food locations at the Venetian. We will add another fast food operation, Jody Maroni's, this year. Revenues should expand from the increased population staying at this resort. And finally, the Stage Deli at the Forum Shops continues to experience double-digit increases in comparative sales. For these reasons we expect that this will be a very good year for us in Las Vegas.

The New York City and Washington D.C. markets have proved difficult for us in the last year. The September 11th tragedy certainly explains the decline in tourism to these cities, but the sluggish economy had a greater impact on our revenues. We had negative comparative sales in both markets. Also, prices paid for and the amount of corporate and social events are under pressure. Presently, we see no indications of a recovery. We are responding by reviewing our products and services to make sure quality and price points represent strong value. At Lutéce in New York we have gone as far as to reduce prices in order to broaden our audience appeal. At the same time we are hammering away at our cost structure.

At the time we reported year-end results, we indicated that we expected a small first quarter loss for December 2003. This stands in contrast to the reported profits of the December 2002 quarter. There are several reasons for this loss. Primarily, business in New York City and Washington D.C. was very poor in the 2003 first quarter. Comparative sales were negative during this period. In the 2002 first quarter the terrorist attacks caused such uncertainty that we dramatically reduced payrolls, received temporary rent concessions from landlords and received discounts from purveyors. These forms of relief were unavailable to us in the 2003 first quarter. Payrolls ran higher, although still well below those of two years ago, and we were not able to secure concessions in rent from landlords or discounts from our purveyors as we did in the 2002 first quarter.

We believe that we are good managers of our restaurants. Our employees are dedicated and committed to excellence. They have proven that they can adjust to extraordinary circumstances. We will continue our efforts to increase shareholder value by reviewing and refining our business in New York and Washington D.C., while putting our capital to work in Las Vegas, our most vibrant market.

Sincerely,

Michael Weinstein, President

ARK RESTAURANTS CORP.

CORPORATE OFFICE
Michael Weinstein, *President and Chief Executive Officer*
Robert Towers, *Executive Vice President, Chief Operating Officer and Treasurer*
Robert Stewart, *Chief Financial Officer*
Vincent Pascal, *Senior Vice President-Operations and Secretary*
Paul Gordon, *Senior Vice President-Director of Las Vegas Operations*
Walter Rauscher, *Vice President – Corporate Sales & Catering*
Nancy Alvarez, *Controller*
Kathryn Green, *Controller-Las Vegas Operations*
Marilyn Guy, *Director of Human Resources*
Colleen Hennigan, *Director of Operations-Washington Division*
John Oldweiler, *Director of Purchasing*
Jennifer Sutton, *Director of Operations and Financial Analysis*
Joe Vasquez, *Director of Facilities Management*
Etty Scaglia, *Director of Tour & Travel Sales*
Jasmyn Sharrock, *Director of Marketing*

ASSOCIATE
Andre Soltner, *Lutéce*

CORPORATE EXECUTIVE CHEF
Bill Peet

EXECUTIVE CHEFS
Bill Peet, *New York*
Chun Liao, *Washington D.C.*
Damien McEvoy, *Las Vegas*

RESTAURANT GENERAL MANAGERS – NEW YORK
Liz Caro, *The Grill Room*
Anne Duffell, *America*
David Fèau, *Lutéce*
Jessica Fernandez, *Columbus Bakery I, II & III*
Kelly Gallo, *Ernie's*
Bridgeen Hale, *Metropolitan Café*
Halbert Hernandez, *Canyon Road Grill*
Jennifer Jordan, *El Rio Grande*
Debra Lomurno, *Sequoia*
Donna Simms, *Bryant Park Grill*
Ridgley Trufant, *Red*
Ana Zaldarriaga, *Gonzalez y Gonzalez*
Brian Ziffin, *Jack Rose*

RESTAURANT GENERAL MANAGERS – WASHINGTON D.C.
Kyle Carnegie, *Sequoia*
Bender Ganiao, *Thunder Grill*
Matt Mitchell, *America & Center Café*

RESTAURANT MANAGERS – LAS VEGAS
RafaelGarcia, *The Saloon*
Charles Gerbino, *Las Vegas Employee Dining Facility*
Chris Grant, *Gallagher's*
Gus Fuzman, *Village Streets*
John Hausdorf, *Las Vegas Room Service*
Joe Lopez, *Tsunami Grill*
Mary Masa, *Gonzalez y Gonzalez*
Paul O'Hearn, *America*
John Page, *Las Vegas Catering*
David Simmons, *Stage Deli*
Robert Smythe, *Lutéce*

RESTAURANTS MANAGERS – FLORIDA
John Maloughney, *Lor-e-lei*

RESTAURANT CHEFS – NEW YORK
Henry Chung, *Jack Rose*
Armando Cortes, *The Grill Room*
David Fèau, *Lutéce*
Rosalio Fuentes, *Metropolitan Café*
Carlos Garcia, *Sequoia*
Santiago Moran, *Red*
Virgilio Ortega, *Columbus Bakery*
Salvador Pascual, *Ernie's*
Fermin Ramirez, *El Rio Grande*
Ruperto Ramirez, *Canyon Road Grill*
Edward Simmons, *America*
Mariano Veliz, *Gonzalez y Gonzalez*
Gadi Weinreich, *Bryant Park Grill*

RESTAURANT CHEFS – WASHINGTON D.C.
Oscar Campos, *Thunder Grill*
Michael Foo, *America & Center Cafe*
Chun Liao, *Sequoia*

RESTAURANT CHEFS – LAS VEGAS
David Abraczinskas, *Stage Deli*
Arvy Dumbrys, *America*
Florence Duff, *Tsunami Grill*
Pedro Gonzalez, *Vico's Burritos*
Luigi Guiga, *Gallagher's*
Hector Hernadez, *Banquet*
Michael Martin, *The Saloon*
Jorge Lopez, *Lutéce*
John Miller, *Las Vegas Employee Dining Facility*
Sergio Salazar, *Gonzalez y Gonzalez*

RESTAURANT CHEFS – FLORIDA
David Mansen, *Lor-e-lei*

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth certain financial data for the fiscal years ended in 1998 through 2002. This information should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto beginning at page F-1.

	(In thousands, except per share data)				
	Years Ended				
	September 28, 2002	September 29, 2001 (a)	September 30, 2000 (b)	October 2, 1999	October 3, 1998
OPERATING DATA:					
Total revenue	$ 115,480	$ 127,536	$ 119,866	$ 111,804	$ 118,698
Cost and expenses	(109,183)	(135,591)	(123,729)	(104,836)	(110,949)
Operating income (loss)	6,297	(8,055)	(3,863)	968	7,749
Other income (expense), net	(649)	(2,135)	(1,577)	103	(69)
Income (loss) before provision for income taxes and cumulative effect of accounting change	5,648	(10,190)	(5,440)	7,071	7,680
Provision (benefit) for income taxes	1,419	(3,342)	(1,906)	2,576	3,068
Income (loss) before cumulative effect on accounting change	4,229	(6,848)	(3,534)	4,495	4,612
Cumulative effect of accounting charge, net	-	-	189	-	-
NET INCOME (LOSS)	4,229	(6,848)	(3,723)	4,495	4,612
NET INCOME (LOSS) PER SHARE:					
Basic	$ 1.33	$ (2.15)	$ (1.17)	$ 1.30	$ 1.21
Diluted	$ 1.32	$ (2.15)	$ (1.17)	$ 1.29	$ 1.20
Weighted average number of shares					
Basic	3,181	3,181	3,186	3,461	3,826
Diluted	3,206	3,181	3,186	3,476	3,852
BALANCE SHEET DATA (end of period):					
Total assets	47,960	53,091	66,297	46,709	43,505
Working capital (deficit)	(7,990)	(6,569)	(5,640)	(3,714)	(1,260)
Long-term debt	9,547	21,700	24,447	6,683	4,405
Shareholders' equity	21,446	17,173	24,065	28,843	28,521
Shareholders' equity per share	6.74	5.40	7.55	8.33	7.45
Facilities in operations, end of year, including managed	41	47	49	42	42

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Accounting period

The Company's fiscal year ends on the Saturday nearest September 30. The fiscal years ended September 28, 2002, September 29, 2001 and September 30, 2000 each included 52 weeks.

Revenues

Total revenues at restaurants owned by the Company decreased by 9.4% from fiscal 2001 to fiscal 2002 and increased by 6.4% from fiscal 2000 to fiscal 2001. Of the $12,056,000 decrease in revenues from fiscal 2001 to fiscal 2002, $3,282,000 is attributable to the year long closure of the *Grill Room* restaurant located in 2 World Financial Center, an office building adjacent to the World Trade Center site. This restaurant was damaged in the September 11, 2001 attack and reopened in early fiscal 2003. A $256,000 increase in sales is attributable to the opening of the *Saloon* at the Neonopolis Center in downtown Las Vegas.

Same store sales decreased 6.7% or $8,262,000, on a Company-wide basis from fiscal 2001 to fiscal 2002. The decrease in same store sales was 3.3% in Las Vegas, 8.1% in New York and 13.7% in Washington D.C. Such decreases were principally due to a decrease in customer counts. The change in menu prices did not significantly affect revenues. The Company believes its fiscal 2002 revenues compared to fiscal 2001 were adversely effected by the terrorist attacks on September 11th, the residual effects on tourism and the sluggish economy. While Las Vegas has rebounded considerably in the past year, New York and Washington continue to experience soft sales.

During the fourth quarter of 2002 the Company abandoned its restaurant and food court operations at the Desert Passage, the retail complex at the Aladdin Resort & Casino in Las Vegas. A one-time pretax charge of $10,045,000 was taken in fiscal 2001 as a result of Company's determination that such operations had become significantly impaired. During fiscal 2002 sales decreased 42.9% compared to fiscal 2001, resulting in the Company's decision to abandon these operations. If this decrease is excluded from same store Las Vegas sales, the Company's remaining operations in Las Vegas experienced a sales increase of $190,000 during fiscal 2002.

Of the $7,670,000 increase in revenues from fiscal 2000 to fiscal 2001, $9,370,000 is attributable to sales at operations which were either opened in fiscal 2001, or did not operate for the full comparable period the previous year (The Venetian concepts – *Lutece, Tsunami*, and four food court outlets, the Aladdin concepts – *Fat Anthony's* and the *Alakazam Food Court*, and *Jack Rose* in New York). Revenues were negatively affected by $963,000 due to the closure of a restaurant, *America* in McLean, Virginia. Same store sales decreased by 0.6% or $612,000 from fiscal 2000 to fiscal 2001.

Other operating income, which consists of the sale of merchandise at various restaurants and management fee income, was $373,000 in fiscal 2002, $529,000 in fiscal 2001 and $654,000 in fiscal 2000.

Costs and Expenses

Food and beverage cost of sales as a percentage of total revenue was 24.9% in fiscal 2002, 25.5% in fiscal 2001 and 25.9% in fiscal 2000.

Total costs and expenses decreased by $26,408,000, 19.5% from fiscal 2001 to fiscal 2002. The main reasons for this decrease in total costs and expenses include the reduction in payroll expenses of $7,673,000 from fiscal 2001 to fiscal 2002 as a result of the Company's response to the events of September 11, 2001 and the continued weakened economy. Food and beverage costs decreased $3,755,000 resulting from the decrease in food and beverage sales of $11,900,000. Additionally, during fiscal 2001, total costs and expenses were adversely affected by an asset impairment charge of $10,045,000 associated with the write down of the Company's Desert Passage restaurant and food court operations. Total costs and expenses were also impacted in fiscal 2001 by a charge of $935,000 due to the cancellation of a development project. During fiscal 2000 total costs and expenses were adversely affected by an impairment charge of $811,000 associated with the anticipated sale of a restaurant (America in McLean, Virginia), expenses of $280,000 from the sale of a managed restaurant (Arlo) and a $1,300,000 charge associated with a wage and hour lawsuit. Also during fiscal 2000, the Company withdrew from a project, in which the Company had a 50% interest, to develop and construct four restaurants at a large theatre development in Southfield, Michigan. Charges of $4,988,000 were taken from the write-off of advances for construction costs and working capital needs on the project.

Payroll expenses as a percentage of total revenues decreased to 32.4% for fiscal 2002 compared to 35.4% for fiscal 2001 and 35.9% for fiscal 2000. Payroll expense was $37,412,000, $45,085,000 and $43,063,000 in fiscal 2002, 2001 and 2000, respectively. The Company aggressively adapted its cost structure in response to lower sales expectations following September 11th and continues to review its cost structure and make adjustments where appropriate. Head count stood at 1,959 as of year end 2002 compared to 2,070 and 2,460 at year-end 2001 and 2000 respectively. Severance pay to key personnel was approximately $250,000 during fiscal 2002.

No pre-opening expenses and early operating losses were incurred during fiscal 2002 as the Company received a construction and operating allowance from the landlord for the Saloon at the Neonopolis Center at Freemont Street in downtown Las Vegas, the one restaurant opened in fiscal 2002. The Company incurred pre-opening and early operating losses at newly opened restaurants of approximately $100,000 in fiscal 2001 and $2,393,000 in fiscal 2000. The fiscal 2000 expenses and losses were from opening restaurants and food court operations within two Las Vegas casinos (*Lutece* and *Tsunami* in the Venetian along with four food court outlets; and *Fat Anthony's* and the food court outlets in the Aladdin). The Company also converted B. Smith's New York, an existing restaurant in New York City, to Jack Rose. The Company typically incurs significant pre-opening expenses in connection with its new restaurants which are expensed as incurred. Furthermore, it is not uncommon that such restaurants experience operating losses during the early months of operation.

General and administrative expenses, as a percentage of total revenue, were 5.7% in fiscal 2002, 5.5% in fiscal 2001 and 5.9% in fiscal 2000. General and administrative expenses were adversely impacted by a $370,000 increase in casualty insurance costs during fiscal 2002. General and administrative expenses in fiscal 2001 were impacted by $400,000 in legal expenses incurred in connection with a potential transaction. During fiscal 2000, general and administrative expenses were impacted due to costs associated with the expansion of the Company's corporate sales department, travel expenditures associated with the new openings in Las Vegas and legal expenditures from the wage and hour lawsuit.

The Company managed one restaurant owned by others (*El Rio Grande*) at September 28, 2002 and September 29, 2001 while the Company managed four restaurants owned by others (*El Rio Grande in Manhattan,* and *the Marketplace Cafe, the Marketplace Grill, and the Brewskeller Pub* in Boston, Massachusetts) at September 30, 2000. Sales of these restaurant facilities, which are not included in consolidated sales, were $2,973,000 in fiscal 2002, $4,380,000 in fiscal 2001 and $8,867,000 in fiscal 2000. The decrease in sales of managed operations is principally due to the expiration of the management agreement for the three Boston restaurants. The management agreement expired on December 31, 2000 and was not renewed. The contribution of these restaurants to management fee income was $0 in fiscal 2002, $134,000 in fiscal 2001 and $278,000 in fiscal 2000.

Interest expense was $1,212,000 in fiscal 2002, $2,446,000 in fiscal 2001 and $2,007,000 in fiscal 2000. The significant decrease from fiscal 2001 to fiscal 2002 is due to lower outstanding borrowings on the Company's credit facility and the benefit from rate decreases in the prime-borrowing rate. Interest income was $133,000 in fiscal 2002, $150,000 in fiscal 2001 and $172,000 in fiscal 2000. Other income, which generally consists of purchasing service fees and other income at various restaurants was $430,000, $161,000 and $258,000 for fiscal 2002, 2001 and 2000, respectively.

Income Taxes

The provision for income taxes reflects Federal income taxes calculated on a consolidated basis and state and local income taxes calculated by each New York subsidiary on a non-consolidated basis. Most of the restaurants owned or managed by the Company are owned or managed by a separate subsidiary.

For state and local income tax purposes, the losses incurred by a subsidiary may only be used to offset that subsidiary's income, with the exception of the restaurants operating in the District of Columbia. Accordingly, the Company's overall effective tax rate has varied depending on the level of losses incurred at individual subsidiaries. Due to losses incurred in both fiscal 2001 and fiscal 2000 and the carry back of such losses, the Company realized an overall tax benefit of 32.8% and of 35% of such losses in fiscal 2001 and fiscal 2000, respectively. During fiscal 2002 the Company abandoned its restaurant and food court operations at the Desert Passage, the retail complex at the Aladdin Resort & Casino in Las Vegas. In fiscal 2002, the Company was able to utilize the deferred tax asset created in fiscal 2001, by the impairment of these operations. The Company's effective tax rate for fiscal 2002 was 25.1%.

The Company's overall effective tax rate in the future will be affected by factors such as the level of losses incurred at the Company's New York facilities, which cannot be consolidated for state and local tax purposes, pre-tax income earned outside of New York City and the utilization of state and local net operating loss carry forwards. Nevada has no state income tax and other states in which the Company operates have income tax rates substantially lower in comparison to New York. In order to utilize more effectively tax loss carry forwards at restaurants that were unprofitable, the Company has merged certain profitable subsidiaries with certain loss subsidiaries.

The Revenue Reconciliation Act of 1993 provides tax credits to the Company for FICA taxes paid by the Company on tip income of restaurant service personnel. The net benefit to the Company was $741,000 in fiscal 2002, $489,000 in fiscal 2001 and $503,000 in fiscal 2000.

During fiscal 2002, the Company and the Internal Revenue Service finalized the adjustments to the Company's Federal income tax returns for fiscal years 1995 through 1998. The settlement did not have a material effect on the Company's financial condition.

Liquidity and Sources of Capital

The Company's primary source of capital has been cash provided by operations and funds available from its main bank, Bank Leumi USA. The Company from time to time also utilizes equipment financing in connection with the construction of a restaurant and seller financing in connection with the acquisition of a restaurant. The Company utilizes capital primarily to fund the cost of developing and opening new restaurants, acquiring existing restaurants owned by others and remodeling existing restaurants owned by the Company.

The net cash used in investing activities in fiscal 2002 ($153,000) was primarily used for the replacement of fixed assets at existing restaurants. The net cash used in investing activities in fiscal 2001 ($1,891,000) and in fiscal 2000 ($25,244,000) was principally used for the Company's continued investment in fixed assets associated with constructing new restaurants. In fiscal 2001 the Company opened two bars at the Venetian in Las Vegas, Nevada (*V-Bar and Venus*). In fiscal 2000 the Company opened two restaurants and four food court outlets in the Venetian (*Lutece, Tsunami* and the food court outlets), and the Company opened one restaurant and six food court outlets in the Aladdin in Las Vegas, Nevada (*Fat Anthony's* and the *Alakazam Food Court*).

The net cash used in financing activities in fiscal 2002 ($8,072,000) and fiscal 2001 ($5,618,000) was principally due to repayments of long-term debt on the Company's main credit facility in excess of borrowings on such facility. The net cash provided from financing activities in fiscal 2000 ($20,661,000) was principally from borrowings on the Company's Revolving Credit Facility.

The Company had a working capital deficit of $7,990,000 at September 28, 2002 as compared to a working capital deficit of $6,569,000 at September 29, 2001. The restaurant business does not require the maintenance of significant inventories or receivables; thus the Company is able to operate with negative working capital.

The Company's Revolving Credit and Term Loan Facility (the "Facility") with its main bank, Bank Leumi USA, included a $26,000,000 credit line to finance the development and construction of new restaurants and for working capital purposes at the Company's existing restaurants. The commitment also included a $1,000,000 Letter of Credit Facility for use at the Company's restaurants in lieu of lease security deposits. On July 1, 2002, the Facility converted into a term loan in the amount of $17,890,000 payable in 36 monthly installments of approximately $497,000. The loans bear interest at the prime rate plus ½% and at September 28, 2002 and September 29, 2001, the interest rate on the outstanding loans was 5.25% and 6.5%, respectively. The Company generally is required to pay commissions of 1½% per annum on outstanding letters of credit.

The agreement contains certain financial covenants such as minimum cash flow in relation to the Company's debt service requirements, ratio of debt to equity, and the maintenance of minimum shareholders' equity. At September 29, 2001, the Company was not in compliance with several of the requirements of the agreement principally due to the impairment charges incurred in connection with its restaurant and food service operations at the Aladdin in Las Vegas, Nevada. The Company received a waiver from the bank to cure the non-compliance. In December 2001, the covenants were amended for forthcoming periods. The Company violated a covenant related to a limitation on employee loans during the year ended September 28, 2002. The Company received a waiver for such covenant with which it was not in compliance at September 28, 2002 through December 30, 2002.

Pursuant to an equipment financing facility with its main bank, the Company borrowed $2,851,000 in January 1997 at an interest rate of 8.75% to refinance the purchase of various restaurant equipment at the New York-New York Hotel & Casino Resort. The note, which was payable in 60 equal monthly installments through January 2002, is secured by such restaurant equipment. At September 28, 2002 the Company had completely paid down this facility.

In April 2000, the Company borrowed $1,570,000 from its main bank at an interest rate of 8.8% to refinance the purchase of various restaurant equipment at the Venetian. The note which is payable in 60 equal monthly installments through May 2005, is secured by such restaurant equipment. At September 28, 2002 the Company had $922,000 outstanding on this facility.

The Company entered into a sale and leaseback agreement with GE Capital for $1,652,000 in November 2000 to refinance the purchase of various restaurant equipment at its food and beverage facilities in a hotel and casino in Las Vegas, Nevada. The lease bears interest at 8.65% per annum and is payable in 48 equal monthly installments of $31,785 until maturity in November 2004 at which time the Company has an option to purchase the equipment for $519,440. Alternatively, the Company can extend the lease for an additional 12 months at the same monthly payment until maturity in November 2005 and repurchase the equipment at such time for $165,242.

The Company originally accounted for this agreement as an operating lease and did not record the assets or the lease liability in the financial statements. During the year ended September 29, 2001, the Company recorded the entire amount payable under the lease as a liability of $1,600,000 based on the anticipated abandonment of the Aladdin operations. In 2002, the operations at the Aladdin were abandoned and at September 28, 2002, $1,253,000 remains in accrued expenses and other current liabilities representing future operating lease payments.

Restaurant Expansion

In fiscal 2002 the Company opened one restaurant at the Neonopolis Center at Freemont Street in downtown Las Vegas, Nevada (*The Saloon*). The Company opened two bars (*V-Bar and Venus*) at the Venetian in Las Vegas, Nevada in fiscal 2001. In fiscal 2000, the Company opened two restaurants (*Tsunami and Lutece*) along with four food court outlets at the Venetian.

Critical Accounting Policies

The preparation of financial statements requires the application of certain accounting policies, which may require the Company to make estimates and assumptions of future events. In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities, which are not readily apparent from other sources. The primary estimates underlying the Company's financial statements include allowances for potential bad debts on accounts and notes receivable, the useful lives and recoverability of its assets, such as property and intangibles, fair values of financial instruments, the realizable value of its tax assets and other matters. Management bases its estimates on certain assumptions, which they believe are reasonable in the circumstances, and actual results could differ from those estimates. Although management does not believe that any change in those assumptions in the near term would have a material effect on the Company's consolidated financial position or the results of operation, differences in actual results could be material to the financial statements.

The Company's significant accounting policies are more fully described in Note 1 to the Company's financials. Below are listed certain policies that management believes are critical.

Fixed Assets - The Company annually assesses any impairment in value of long-lived assets and certain identifiable intangibles to be held and used. The Company evaluates the possibility of impairment by comparing anticipated undiscounted cash flows to the carrying amount of the related long-lived assets. If such cash flows are less than carrying value the Company then reduces the asset to its fair value. Fair value is generally calculated using discounted cash flows. Various factors such as sales growth and operating margins and proceeds from a sale are part of this analysis. Future results could differ from the Company's projections with a resulting adjustment to income in such period.

Deferred Income Tax Valuation Allowance – The Company provides such allowance due to uncertainty that some of the deferred tax amounts may not be realized. Certain items, such as state and local tax loss carry forwards, are dependent on future earnings or the availability of tax strategies. Future results could require an increase or decrease in the valuation allowance and a resulting adjustment to income in such period.

Recent Developments

The Financial Accounting Standards Board has recently issued the following accounting pronouncements:

SFAS No. 142, *Goodwill and Other Intangible Assets*, addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and some intangible assets will no longer be amortized, but rather reviewed for impairment on a periodic basis. Impairment losses for goodwill and certain intangible assets that arise due to the initial application of this Statement are to be reported as resulting from a change in accounting principle. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001 and are applied at the beginning of the Company's fiscal year. The Company will adopt this standard in the first quarter of fiscal year 2003. The Company is in the process of evaluating the financial statement impact from adopting this standard. The Company had approximately $3,400,000 of unamortized goodwill at September 28, 2002. Amortization expense for the year ended September 28, 2002 was $364,000.

SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. The Company will adopt this standard in the first quarter of fiscal year 2003. The Company does not expect the adoption of this standard to have a material impact on the Company's financial position or results of operations; however, the Company will be required to separate the results of closed restaurants as discontinued operations in the future.

SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* was issued in July 2002. SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. The provisions of the Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not anticipate the adoption of this statement will have a material effect on the Company's financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from changes in interest rates with respect to its outstanding credit agreement with its main bank, Bank Leumi USA. Outstanding loans under the agreement bear interest at prime plus one-half percent, and such loans were converted on July 1, 2002 to a term loan payable over three years. Based upon a $14,908,000 (the outstanding balance at September 28, 2002) term loan and a 100 basis point change in interest rates, interest expense would change by $149,000 in the one year period beginning on September 29, 2002.

Market Information

The Company's Common Stock, $.01 par value, is traded in the over-the-counter market on the Nasdaq National Market under the symbol "ARKR." The high and low sale prices for the Common Stock from October 1, 2000 through September 28, 2002 are as follows:

Calendar 2000	High	Low
Fourth Quarter	$ 8.50	$ 5.31
Calendar 2001		
First Quarter	7.75	5.06
Second Quarter	10.37	6.00
Third Quarter	10.10	5.90
Fourth Quarter	10.00	6.75
Calendar 2002		
First Quarter	8.00	6.10
Second Quarter	8.15	6.41
Third Quarter	8.49	6.60

Dividends

The Company has not paid any cash dividends since its inception and does not intend to pay dividends in the foreseeable future.

Number Of Shareholders

As of February 7, 2003, there were 70 holders of record of the Company's Common Stock.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Ark Restaurants Corp.

We have audited the accompanying consolidated balance sheets of Ark Restaurants Corp. and subsidiaries (the "Company") as of September 28, 2002 and September 29, 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended September 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ark Restaurants Corp. and subsidiaries as of September 28, 2002 and September 29, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

December 13, 2002

Deloitte
Touche
Tohmatsu

ARK RESTAURANTS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousands)

	September 28, 2002	September 29, 2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 819	$ -
Accounts receivable	2,000	1,501
Employee receivables (net of reserves of $45 and $0 respectively)	1,045	788
Current portion of long-term receivables (Note 3)	164	203
Inventories	1,925	2,110
Deferred income taxes (Note 12)	293	278
Prepaid expenses and other current assets	779	655
Refundable and prepaid income taxes	957	1,119
Total current assets	7,982	6,654
LONG-TERM RECEIVABLES (Note 3)	904	1,082
FIXED ASSETS - At cost:		
Leasehold improvements	33,542	33,699
Furniture, fixtures and equipment	28,320	27,972
Leasehold improvements in progress	-	93
	61,862	61,764
Less accumulated depreciation and amortization	31,602	27,035
	30,260	34,729
INTANGIBLE ASSETS - Net (Note 4)	3,782	4,175
DEFERRED INCOME TAXES (Note 12)	4,255	6,056
OTHER ASSETS (Note 5)	777	395
	$47,960	$53,091
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable - trade	$ 3,332	$ 4,232
Accrued expenses and other current liabilities (Note 6)	6,356	6,744
Current maturities of long-term debt (Note 7)	6,284	2,247
Total current liabilities	15,972	13,223
LONG-TERM DEBT - Net of current maturities (Note 7)	9,547	21,700
OPERATING LEASE DEFERRED CREDIT (Notes 1 and 8)	995	995
COMMITMENTS AND CONTINGENCIES (Note 8)	-	-
SHAREHOLDERS' EQUITY (Notes 7, 9 and 10):		
Common stock, par value $.01 per share - authorized, 10,000 shares; issued, 5,249	52	52
Additional paid-in capital	14,743	14,743
Retained earnings	15,718	11,489
	30,513	26,284
Less stock options receivables	716	760
Less treasury stock, 2,068 shares	8,351	8,351
Total shareholders' equity	21,446	17,173
	$47,960	$53,091

See notes to consolidated financial statements.

ARK RESTAURANTS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Per Share Data)

	Years Ended		
	September 28, 2002	September 29, 2001	September 30, 2000
REVENUES:			
Food and beverage sales	$ 115,107	$ 127,007	$ 119,212
Other income	373	529	654
TOTAL REVENUES	115,480	127,536	119,866
COST AND EXPENSES:			
Food and beverage cost of sales	28,794	32,549	31,016
Payroll expenses	37,412	45,085	43,063
Occupancy expenses	17,306	18,320	15,310
Other operating costs and expenses	13,951	16,499	16,545
General and administrative expenses	6,548	7,005	7,111
Depreciation and amortization	5,172	5,938	4,885
Asset impairment (Note 2)	-	10,045	811
Joint venture losses	-	150	4,988
	109,183	135,591	123,729
OPERATING INCOME (LOSS)	6,297	(8,055)	(3,863)
OTHER (INCOME) EXPENSE:			
Interest expense (Note 7)	1,212	2,446	2,007
Interest income	(133)	(150)	(172)
Other income (Note 13)	(430)	(161)	(258)
	649	2,135	1,577
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	5,648	(10,190)	(5,440)
PROVISION (BENEFIT) FOR INCOME TAXES (Note 12)	1,419	(3,342)	(1,906)
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	4,229	(6,848)	(3,534)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, Net	-	-	189
NET INCOME (LOSS)	$ 4,229	$ (6,848)	$ (3,723)
NET INCOME (LOSS) PER SHARE - BASIC:			
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	$ 1.33	$ (2.15)	$ (1.11)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	-	-	(0.06)
NET INCOME (LOSS)	$ 1.33	$ (2.15)	$ (1.17)
NET INCOME (LOSS) PER SHARE - DILUTED:			
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	$ 1.32	$ (2.15)	$ (1.11)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	-	-	(0.06)
NET INCOME (LOSS)	$ 1.32	$ (2.15)	$ (1.17)
WEIGHTED AVERAGE NUMBER OF SHARES - BASIC	3,181	3,181	3,186
WEIGHTED AVERAGE NUMBER OF SHARES - DILUTED	3,206	3,181	3,186

See notes to consolidated financial statements.

ARK RESTAURANT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Years Ended		
	September 28, 2002	September 29, 2001	September 30, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 4,229	$ (6,848)	$ (3,723)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization of fixed assets	4,779	5,479	4,334
Amortization of intangibles	393	459	551
Gain on sale of restaurants	(105)	(209)	(88)
Write-off of joint venture advances and investments	-	1,086	4,988
Impairment of assets held for sale	-	10,045	811
Write-off of accounts and notes receivable	165	209	280
Operating lease deferred credit	-	(218)	(109)
Deferred income taxes	1,786	(3,107)	(1,670)
Changes in assets and liabilities:			
Accounts receivable and employee receivables	(756)	1,037	(1,202)
Inventories	185	23	(217)
Prepaid expenses and other current assets	(124)	(308)	(11)
Refundable and prepaid income taxes	162	189	(1,307)
Other assets	(382)	(502)	(450)
Accounts payable trade	(900)	(1,061)	1,476
Accrued income taxes	-	-	(186)
Accrued expenses and other current liabilities	(388)	538	1,469
Net cash provided by operating activities	9,044	6,812	4,946
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to fixed assets	(704)	(3,014)	(22,263)
Proceeds from the disposal of fixed assets	394	-	-
Advances to joint venture	-	-	(3,297)
Issuance of demand notes and long-term receivables	(125)	(98)	(94)
Payments received on long-term receivables	282	1,221	410
Net cash used in investing activities	(153)	(1,891)	(25,244)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt	1,500	4,400	25,020
Principal payment on long-term debt	(9,616)	(9,974)	(3,155)
Exercise of stock options	-	-	344
Payment (borrowings) under stock options receivables	44	(41)	(49)
Principal payment on capital lease obligations	-	-	(149)
Purchase of treasury stock	-	(3)	(1,350)
Net cash (used in) provided by financing activities	(8,072)	(5,618)	20,661
NET INCREASE (DECREASE) IN CASH AND CASH AND CASH EQUIVALENTS	819	(697)	363
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	697	334
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 819	$ -	$ 697
SUPPLEMENTAL INFORMATION:			
Cash payments for:			
Interest	$ 1,271	$ 2,446	$ 2,245
Income taxes	$ 187	$ 852	$ 1,113

ARK RESTAURANTS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 28, 2002, SEPTEMBER 29, 2001 AND SEPTEMBER 30, 2000
(In Thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Stock Options Receivable	Total Shareholders' Equity
	Shares	Amount					
BALANCE, OCTOBER 3, 1999	5,208	$ 52	$ 14,399	$ 22,060	$ (6,998)	$ (670)	$ 28,843
Exercise of stock options	41	-	328	-	-	-	328
Purchase of treasury stock	-	-	-	-	(1,350)	-	(1,350)
Tax benefit on exercise of options	-	-	16	-	-	-	16
Net borrowings of stock option receivables	-	-	-	-	-	(49)	(49)
Net loss	-	-	-	(3,723)	-	-	(3,723)
BALANCE, SEPTEMBER 30, 2000	5,249	52	14,743	18,337	(8,348)	(719)	24,065
Purchase of treasury stock	-	-	-	-	(3)	-	(3)
Net borrowings of stock option receivables	-	-	-	-	-	(41)	(41)
Net loss	-	-	-	(6,848)	-	-	(6,848)
BALANCE, SEPTEMBER 29, 2001	5,249	52	14,743	11,489	(8,351)	(760)	17,173
Net payment on stock options receivables	-	-	-	-	-	44	44
Net income	-	-	-	4,229	-	-	4,229
BALANCE, SEPTEMBER 28, 2002	5,249	$ 52	$ 14,743	$ 15,718	$ (8,351)	$ (716)	$ 21,446

See notes to consolidated financial statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ark Restaurants Corp. and subsidiaries (the "Company") own and operates 26 restaurants, 12 fast food concepts, catering operations and wholesale and retail bakeries. Twelve restaurants are located in New York City, nine in Las Vegas, Nevada, four in Washington, D.C., and one in Islamorada, Florida. The Las Vegas operations include three restaurants within the New York-New York Hotel & Casino Resort and operation of the Resort's room service, banquet facilities, employee dining room and eight food court concepts. Four restaurants and bars are within the Venetian Casino Resort as well as four food court concepts; one restaurant is within the Forum Shops at Caesar's Shopping Center and one restaurant is in downtown Las Vegas at the Neonopolis Center.

Accounting Period - The Company's fiscal year ends on the Saturday nearest September 30. The fiscal years ended September 28, 2002, September 29, 2001, and September 30, 2000, included 52 weeks.

Significant Estimates - In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. The primary estimates underlying the Company's financial statements include allowances for potential bad debts on accounts and notes receivable, the useful lives and recoverability of its assets, such as property and intangibles, fair values of financial instruments, the realizable value of its tax assets and other matters. Management bases its estimates on certain assumptions, which they believe are reasonable in the circumstances, and while actual results could differ from those estimates, management does not believe that any change in those assumptions in the near term would have a material effect on the Company's consolidated financial position or the results of operations.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in affiliated companies where the Company is able to exercise significant influence over operating and financial policies even though the Company holds 50% or less of the voting stock, are accounted for under the equity method.

Cash Equivalents - Cash equivalents include instruments with original maturities of three months or less.

Accounts Receivable – Accounts receivable generally represent normal business receivables such as credit card receivables that are paid off in a short period of time. See Notes 16 and 17 for a discussion of related party receivables.

Inventories - Inventories are stated at the lower of cost (first-in, first-out) or market, and consist of food and beverages, merchandise for sale and other supplies.

Fixed Assets - Leasehold improvements and furniture, fixtures and equipment are stated at cost. Depreciation of furniture, fixtures and equipment (including equipment under capital leases) is computed using the straight-line method over the estimated useful lives of the respective assets (seven years). Amortization of improvements to leased properties is computed using the straight-line method based upon the initial term of the applicable lease or the estimated useful life of the improvements, whichever is less, and ranges from 5 to 35 years.

The Company includes in leasehold improvements in progress restaurants that are under construction. Once the projects have been completed the Company will begin amortizing the assets. Start-up costs incurred during the construction period of restaurants, including rental of premises, training and payroll, are expensed as incurred.

The Company annually assesses impairment in value of long-lived assets and certain identifiable intangibles to be held and used. For the year ended September 28, 2002, no impairment charges were deemed necessary. For the year ended September 29, 2001, an impairment charge of $10,045,000 was incurred on the Company's restaurant operations at Desert Passage, the retail complex at the Aladdin Resort & Casino in Las Vegas, Nevada (Note 2).

In January 2001, the Company closed its *America* restaurant in Tyson's Corner, McLean, Virginia. The Company's efforts to sell this restaurant had been unsuccessful. The Company continuously assessed the carrying value of this restaurant in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets To Be Disposed Of,* and determined that the restaurant's value was impaired based upon the future undiscounted anticipated cash flows. Accordingly, the Company recorded an impairment charge of $811,000 during the year ended September 30, 2000, to write off the net book value of the furniture, fixtures and equipment which were deemed to have no disposal value. For the years ended September 29, 2001 and September 30, 2000, the restaurant had a pre-tax loss of $30,000 and $1,475,000 respectively.

Intangible and Other Assets - Costs associated with acquiring leases and subleases, principally purchased leasehold rights, have been capitalized and are being amortized on the straight-line method based upon the initial terms of the applicable lease agreements, which range from 10 to 21 years.

Goodwill recorded in connection with the acquisition of shares of the Company's common stock from a former shareholder, as discussed in Note 4, is being amortized over a period of 40 years. Goodwill arising from restaurant acquisitions is being amortized over periods ranging from 10 to 15 years.

The Company adopted in the quarter ended January 1, 2000, Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, which requires costs of start-up activities and organization costs to be expensed as incurred. The Company had previously capitalized organization costs and then amortized such costs over five years. The Company had net deferred organization expenses of $300,000 in intangible assets as of October 2, 1999 and the write-off of such amount ($189,000 after taxes) is reported in the fiscal year ended September 30, 2000 as a cumulative effect of a change in accounting principle.

Covenants not to compete arising from restaurant acquisitions are amortized over the contractual period of five years.

Certain legal and bank commitment fees incurred in connection with the Company's Revolving Credit and Term Loan Facility, as discussed in Note 7, were capitalized as deferred financing fees and are being amortized over four years, the term of the facility.

Operating Lease Deferred Credit - Several of the Company's operating leases contain predetermined increases in the rentals payable during the term of such leases. For these leases, the aggregate rental expense over the lease term is recognized on a straight-line basis over the lease term. The excess of the expense charged to operations in any year and amounts payable under the leases during that year are recorded as a deferred credit. The deferred credit subsequently reverses over the lease term (Note 8).

Occupancy Expenses - Occupancy expenses include rent, rent taxes, real estate taxes, insurance and utility costs.

Income Per Share of Common Stock - Net income per share is computed in accordance with Statement of Financial Accounting Standard ("SFAS") No. 128, *Earnings Per Share,* and is calculated on the basis of the weighted average number of common shares outstanding during each period plus the additional dilutive effect of common stock equivalents. Common stock equivalents consist of dilutive stock options.

Stock Options - The Company accounts for its stock options granted to employees under the intrinsic value-based method for employee stock-based compensation and provides pro forma disclosure of net income and earnings per share as if the accounting provision of SFAS No.123 had been adopted. The Company generally does not grant options to outsiders.

Future Impact of Recently Issued Accounting Standards - SFAS No. 142, *Goodwill and Other Intangible Assets*, addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and some intangible assets will no longer be amortized, but rather reviewed for impairment on a periodic basis. Impairment losses for goodwill and certain intangible assets that arise due to the initial application of this Statement are to be reported as resulting from a change in accounting principle. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001 and are applied at the beginning of the Company's fiscal year. The Company will adopt this standard in the first quarter of fiscal year 2003. The Company is in the process of evaluating the financial statement impact from adopting this standard. The Company had approximately $3,400,000 of unamortized goodwill at September 28, 2002. Amortization expense for the year ended September 28, 2002 was $364,000.

SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. The Company will adopt this standard in the first quarter of fiscal year 2003. The Company does not expect the adoption of this standard to have a material impact on the Company's financial position or results of operations; however, the Company will be required to separate the results of closed restaurants as discontinued operations in the future.

SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* was issued in July 2002. SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. The provisions of the Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not anticipate the adoption of this statement will have a material effect on the Company's financial position or results of operations.

Reclassifications - Certain reclassifications of prior year balances have been made to conform with current year presentation. Stock option receivables of $716,000 at September 28, 2002 and $760,000 at September 29, 2001 are classified as a reduction to shareholders' equity in the current year and were classified in accounts receivable in the prior year.

2. EFFECTS OF THE SEPTEMBER 11, 2001 TERRORIST ATTACKS

The terrorist attacks on the World Trade Center in New York and the Pentagon in Washington D.C. on September 11, 2001 have had a material adverse effect on the Company's revenue. As a result of the attacks, one Company restaurant, The Grill Room, experienced some damage. The Grill Room, located at 2 World Financial Center which is adjacent to the World Trade Center and which was substantially damaged, was closed for all of fiscal 2002. The Grill Room reopened in early December 2002. The Company has recorded $450,000 as a reduction of other operating costs and expenses for the year ended September 28, 2002 for partial insurance recoveries of certain out of pocket costs and business interruption losses incurred. Additional recoveries are expected in the future as the assessment of the damages is finalized with the insurance carrier.

The Company believes that its restaurant and food court operations at Desert Passage which adjoins the Aladdin Casino Resort in Las Vegas, Nevada (the "Aladdin") were significantly impaired by the events of September 11th. The restaurant and food court operations experienced severe sales declines in the aftermath of September 11th and the Aladdin declared bankruptcy on September 28, 2001. The Company determined that an impairment analysis under SFAS No. 121 needed to be performed.

Based upon the sum of the future undiscounted cash flows related to the Company's long-lived assets at the Aladdin, the Company determined that impairment had occurred. To estimate the fair value of such long-lived assets, for determining the impairment amount, the Company used the expected present value of the future cash flows. The Company projected continuing negative operating cash flow for the foreseeable future with no value for subletting or assigning the lease for the premises. Therefore, the Company determined that there was no value to such long-lived assets. The Company had an investment of $8,445,000 in leasehold improvements, and furniture, fixtures and equipment. The Company believes that these assets would have nominal, if any, value upon disposal. In addition, the estimated future payments under the lease for kitchen equipment at the location totaled $1,600,000. The Company recorded in the fiscal year ended September 29, 2001 an impairment charge of $8,445,000 for the net book value of the assets and recorded an additional $1,600,000 of expense and liability for the future lease payments, of which $1,253,000 remains in accrued in other current liabilities at September 28, 2002. In September 2002, the Company abandoned its restaurant and food court operations at the Aladdin.

3. LONG-TERM RECEIVABLES

Long-term receivables consist of the following:

	(In Thousands)	
	September 28, 2002	September 29, 2001
Note receivable, due March 2001 (a)	$ -	$ -
Note receivable secured by fixed assets and lease at a restaurant sold by the Company, at 8% interest; due in monthly installments through December 2006 (b)	337	401
Note receivable secured by fixed assets and lease at a restaurant sold by the Company, at 7.5% interest; due in monthly installments commencing May 2000 through December 2008 (c)	606	687
Note receivable secured by fixed assets and lease at a restaurant sold by the Company, at 10.0% interest; due in monthly installments through April 2004 (d)	-	-
Note receivable secured by fixed assets and lease at a restaurant at 7.0% interest; due in monthly installments through December 2007 (e)	125	176
Others	-	21
	1,068	1,285
Less current portion	164	203
	$ 904	$1,082

(a) In March 2000, the Company withdrew from a partnership that was formed to develop and construct four restaurants at a large theatre development in Southfield, Michigan. The Company was issued a $1,000,000 note in consideration of its working capital advances to the project. The Company collected $850,000 in March 2001 and recorded a charge of $150,000 on the uncollected balance.

(b) In December 1996, the Company sold a restaurant for $900,000. Cash of $50,000 was received on sale and the balance is due in installments through December 2006.

(c) In October 1997, the Company sold a restaurant for $1,750,000, of which $200,000 was paid in cash and the balance is due in monthly installments under the terms of two notes bearing interest at a rate of 7.5%. One note, with an initial principal balance of $400,000, was being paid in 24 monthly installments of $19,000 through April 2000. The second note, with an initial principal balance of $1,150,000, will be paid in 104 monthly installments of $15,000 commencing May 2000 and ending December 2008. At December 2008, the then outstanding balance of $519,000 matures.

The Company recognized a gain on sale of approximately $0, $221,000, and $88,000 in the fiscal years ended September 28, 2002, September 29, 2001, and September 30, 2000, respectively. Additional deferred gains totaling $585,000 at September 28, 2002 could be recognized in future periods as the notes are collected. The Company deferred recognizing this additional gain and recorded an allowance for possible uncollectible note against the outstanding note. This uncertainty is based on the significant length of time of this note (over 10 years) and the substantial balance, which matures in December 2008 ($519,000).

(d) In December 1998, the Company sold a restaurant for $500,000, of which $250,000 was paid in cash and a note financed the balance of $250,000. The note was due in monthly installments of $6,000, inclusive of interest at 10%, from May 1999 through April 2004. The buyer defaulted on the note during the fiscal year ended September 29, 2001 and subsequently filed for bankruptcy. The Company recovered $12,000 and wrote off the remaining balance of $209,000 in the year ended September 29, 2001.

(e) In June 2000, the Company sold this restaurant for $438,000. Cash of $188,000 was received on sale and the balance was due in installments through June 2006. In February 2001, the buyer defaulted and the Company took possession of this restaurant and sold it to another party in June 2002. The total price was $270,000, cash of $145,000 was received on sale and the balance is due in installments through December 2007.

The Company recognized a gain on the sale of this restaurant of $105,000, the net of funds received from the buyer and the outstanding $165,000 note which was written down on the default.

The carrying value of the Company's long-term receivables approximates its current aggregate fair value.

4. INTANGIBLE ASSETS

Intangible assets consist of the following:

	(In Thousands)	
	September 28, 2002	September 29, 2001
Goodwill (a)	$6,223	$6,223
Purchased leasehold rights (b)	751	751
Noncompete agreements and other	790	790
	7,764	7,764
Less accumulated amortization	3,982	3,589
	$3,782	$4,175

(a) In August 1985, certain subsidiaries of the Company acquired approximately one-third of the then outstanding shares of common stock (965,000 shares) from a former officer and director of the Company for a purchase price of $3,000,000. The consolidated balance sheets reflect the allocation of $2,946,000 to goodwill.

(b) Purchased leasehold rights arise from acquiring leases and subleases of various restaurants.

5. OTHER ASSETS

Other assets consist of the following:

	(In Thousands) September 28, 2002	September 29, 2001
Deposits	$ 335	$ 277
Deferred financing fees	42	97
Investments in and advances to affiliates (a)	-	21
Landlord receivable (b)	400	-
	$ 777	$ 395

(a) The Company, through a wholly-owned subsidiary, became a general partner with a 19% interest in a partnership which acquired on July 1, 1987 an existing Mexican food restaurant, El Rio Grande, in New York City. Several related parties also participate as limited partners in the partnership. The Company's equity in earnings of the limited partnership was $0, $32,000 and $15,000 for the years ended September 28, 2002, September 29, 2001 and September 30, 2000, respectively.

The Company also manages El Rio Grande through another wholly-owned subsidiary on behalf of the partnership. Management fee income relating to these services was $30,000, $181,000 and $162,000 for the years ended September 28, 2002, September 29, 2001 and September 30, 2000, respectively (Note 11).

The Company, through a wholly-owned subsidiary, was a partner with a 50% interest in a partnership to construct and develop four restaurants at a large theatre development in Southfield, Michigan. In March 2000, the Company withdrew from the partnership and incurred losses totaling $4,988,000 on this project from the write-off of advances for construction costs and working capital needs on the project.

For the year ended September 29, 2001, the Company recorded a write off in other operating expenses of $935,000 on the cancellation of a development project.

(b) This balance represents certain costs paid on behalf of a landlord, that under an agreement with the landlord will be used as a future offset to contingent rent payments for certain Las Vegas restaurants.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	(In Thousands) September 28, 2002	September 29, 2001
Sales tax payable	$ 673	$ 669
Accrued wages and payroll related costs	1,508	931
Customer advance deposits	924	961
Accrued and other liabilities	1,998	2,583
Impairment accrual (a)	1,253	1,600
	$ 6,356	$ 6,744

(a) During the year ended September 29, 2001, the Company recorded the entire amount payable under an operating lease for restaurant equipment for the Aladdin operations as a liability of $1,600,000 based on their anticipated abandonment. In 2002, the operations at the Aladdin were abandoned (see Note 2).

7. LONG-TERM DEBT

Long-term debt consists of the following:

	(In Thousands) September 28, 2002	September 29, 2001
Revolving Credit and Term Loan Facility with interest at the prime rate, plus 1/2%, payable on June 30, 2002 (a)	$14,908	$22,500
Notes issued in connection with refinancing of restaurant equipment, at 8.75%, payable in monthly installments through January 2002 (b)	-	231
Notes issued in connection with refinancing of restaurant equipment, at 8.80%, payable in monthly installments through May 2005 (c)	923	1,216
	15,831	23,947
Less current maturities	6,284	2,247
	$ 9,547	$21,700

(a) The Company's Revolving Credit and Term Loan Facility (the "Facility") with its main bank (Bank Leumi USA), as amended in November 2001, December 2001 and April 2002, included a $26,000,000 credit line to finance the development and construction of new restaurants and for working capital purposes at the Company's existing restaurants. On July 1, 2002, the Facility converted into a term loan in the amount of $17,890,000 payable in 36 monthly installments of approximately $497,000. The loan bears interest at ½% above the bank's prime rate and at September 28, 2002 and September 29, 2001, the interest rate on outstanding loans was 5.25% and 6.5% respectively. The Facility also includes a $1,000,000 Letter of Credit Facility for use in lieu of lease security deposits. The Company generally is required to pay commissions of 1½% per annum on outstanding letters of credit.

The Company's subsidiaries each guaranteed the obligations of the Company under the foregoing facilities and granted security interests in their respective assets as collateral for such guarantees. In addition, the Company pledged stock of such subsidiaries as security for obligations of the Company under such facilities.

The agreement includes restrictions relating to, among other things, indebtedness for borrowed money, capital expenditures, mergers, sale of assets, dividends and liens on the property of the Company. The agreement also contains financial covenants such as minimum cash flow in relation to the Company's debt service requirements, ratio of debt to equity, and the maintenance of minimum shareholders' equity. The Company violated a covenant related to a limitation on employee loans during the year ended September 28, 2002. The Company received a waiver from the bank for the covenant it was not in compliance with, for September 28, 2002 through December 30, 2002.

(b) In January 1997, the Company borrowed from its main bank, $2,851,000 to refinance the purchase of various restaurant equipment at its food and beverage facilities in a hotel and casino in Las Vegas, Nevada. The notes bore interest at 8.75% per annum and were payable in 60 equal monthly installments of $58,833 inclusive of interest, until they matured in January 2002. The Company granted the bank a security interest in such restaurant equipment. In connection with such financing, the Company granted the bank the right to purchase 35,000 shares of the Company's common stock at the exercise price of $11.625 per share through December 2002. The fair value of the warrants was estimated at the date of grant, credited to additional paid-in capital and is being amortized over the life of the warrant. As of September 28, 2002, there were no exercises on any of the warrants.

(c) In April 2000, the Company borrowed from its main bank $1,570,000 to refinance the purchase of various restaurant equipment at its food and beverage facilities in a hotel and casino in Las Vegas, Nevada. The notes bear interest at 8.80% per annum and are payable in 60 equal monthly installments of $32,439 inclusive of interest, until maturity in May 2005.

Required principal payments on long-term debt, with the conversion of eligible borrowings described in (a) above are as follows:

Year	(In Thousands) Amount
2003	$ 6,284
2004	6,313
2005	3,234
	$15,831

During the fiscal years ended September 28, 2002, September 29, 2001 and September 30, 2000, interest expense was $1,212,000, $2,446,000 and $2,245,000, respectively, of which $238,000 was capitalized during the fiscal year ended September 30, 2000.

The carrying value of the Company's long-term debt approximates its current aggregate fair value.

8. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases its restaurants, bar facilities, and administrative headquarters through its subsidiaries under terms expiring at various dates through 2029. Most of the leases provide for the payment of base rents plus real estate taxes, insurance and other expenses and, in certain instances, for the payment of a percentage of the restaurants' sales in excess of stipulated amounts at such facility.

As of September 28, 2002, future minimum lease payments, net of sublease rentals, under noncancelable leases are as follows:

Year	(In thousands) Operating Leases
2003	$ 7,821
2004	7,310
2005	6,568
2006	6,568
2007	3,716
Thereafter	11,075
Total minimum payments	$43,058

In connection with the leases included in the table above, the Company obtained and delivered irrevocable letters of credit in the aggregate amount of $889,000 as security deposits under such leases.

Rent expense was $12,001,000, $12,756,000 and $10,783,000 during the fiscal years ended September 28, 2002, September 29, 2001 and September 30, 2000, respectively. Rent expense for the fiscal years ended September 29, 2001 and September 30, 2000 includes approximately $218,000 and $109,000 of operating lease deferred credits, representing the difference between rent expense recognized on a straight-line basis and actual amounts currently payable. There was no effect for operating lease deferred credits for the year ended September 28, 2002. Contingent rentals, included in rent expense, were $3,198,000, $3,236,000 and $3,470,000 for the fiscal years ended September 28, 2002, September 29, 2001 and September 30, 2000, respectively.

Legal Proceedings - In the ordinary course of its business, the Company is a party to various lawsuits arising from accidents at its restaurants and workmen's compensation claims, which are generally handled by the Company's insurance carriers.

The employment by the Company of management personnel, waiters, waitresses and kitchen staff at a number of different restaurants has resulted in the institution, from time to time, of litigation alleging violation by the Company of employment discrimination laws. The Company does not believe that any of such suits will have a materially adverse effect upon the Company, its financial condition or operations.

A lawsuit was commenced against the Company in October 1997 in the District Court for the Southern District of New York by 44 present and former employees alleging various violations of Federal wage and hour laws. The complaint sought an injunction against further violations of the labor laws and payment of unpaid minimum wages, overtime and other allegedly required amounts, liquidated damages, penalties and attorney's fees. The lawsuit was settled for approximately $1,245,000 in May 2001. Based upon settlement discussion in the fourth quarter of fiscal 2000, the Company recorded a charge of $1,300,000 at that time.

Several unfair labor practice charges were filed against the Company in 1997 with the National Labor Relations Board ("NLRB") with respect to the Company's Las Vegas subsidiary. The charges were heard in

October 1997. At issue was whether the Company unlawfully terminated nine employees and disciplined six other employees allegedly in retaliation for their union activities. An Administrative Law Judge found that six employees were terminated unlawfully and three were discharged for valid reasons and four employees were disciplined lawfully and two employees unlawfully. On appeal, the NLRB found that the Company lawfully disciplined five employees and unlawfully disciplined one employee. The Company is appealing the adverse rulings of the NLRB to the D.C. Circuit Court of Appeals. The Company does not believe that an adverse outcome in this proceeding will have a material adverse effect upon the Company's financial condition or operations.

9. COMMON STOCK REPURCHASE PLAN

In August 1998, the Company authorized the repurchase of up to 500,000 shares of the Company's outstanding common stock. In April 1999, the Company authorized the repurchase of an additional 300,000 shares of the Company's outstanding common stock. For the years ended September 29, 2001 and September 30, 2000, the Company repurchased 400 and 141,000 shares at a total cost of $3,000 and $1,350,000, respectively. For the year ended September 28, 2002, there were no repurchases of common stock.

10. STOCK OPTIONS

On October 15, 1985, the Company adopted a Stock Option Plan (the "Plan") pursuant to which the Company reserved for issuance an aggregate of 175,000 shares of common stock. In May 1991 and March 1994, the Company amended such Plan to increase the number of shares issuable under the Plan to 350,000 and 448,000, respectively. In March 1996, the Company adopted a second plan and reserved for issuance an additional 135,000 shares. Subsequent amendments in March 1997, February 1999 and March 2001 increased the number of shares included under the plan to 270,000, 470,000 and 650,000, respectively. Options granted under the Plans to key employees are exercisable at prices at least equal to the fair market value of such stock on the dates the options were granted. The options expire five years after the date of grant and are generally exercisable as to 25% of the shares commencing on the first anniversary of the date of grant and as to an additional 25% commencing on each of the second, third and fourth anniversaries of the date of grant.

Additional information follows:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	330,000	$ 10.72	343,000	$ 10.76	488,000	$ 10.65
Options:						
Granted	240,000	6.30	10,000	7.50	-	-
Exercised	-		-		(41,000)	8.00
Canceled or expired	(177,500)	10.24	(23,000)	9.89	(104,000)	11.32
Outstanding, end of year (a)	392,500	7.91	330,000	10.72	343,000	10.76
Exercise price, outstanding options	$6.30 - 10.00		$7.50 - $12.00		$9.50 - $12.00	
Weighted average years	3.06 Years		1.65 Years		2.62 Years	
Shares available for future grant	371,000		320,000		127,000	
Options exercisable (a)	168,000	10.00	229,000	11.15	157,000	11.24

(a) Options become exercisable at various times until expiration dates ranging from December 2003 through December 2006.

Statement of Financial Accountings Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), requires the Company to disclose pro forma net income and pro forma earnings per share information for employee stock option grants to employees as if the fair-value method defined in SFAS No. 123 had been applied. The Company utilized the Black-Scholes option-pricing model to quantify the pro forma effects on net income and earnings per share of the options granted and outstanding for fiscal 2002 and fiscal 2001. There were no options granted during fiscal 2000.

The weighted-average assumptions which were used for fiscal 2002 and fiscal 2001 included risk free interest rates of 4.25% and 5.5% and volatility of 35% and 45%, respectively. An expected life of four years for both years was used. No annual dividend yield was assumed for either fiscal 2002 or fiscal 2001. The weighted average grant date fair value of options granted and outstanding during fiscal 2002 and fiscal 2001 was $2.05 and $2.87 respectively.

The pro forma impact was as follows:

	(In Thousands, Except per Share Amounts) Years Ended		
	September 28, 2002	September 29, 2001	September 30, 2000
Net income (loss) as reported	$ 4,229	$(6,848)	$(3,723)
Net income (loss) - pro forma	4,088	(7,053)	(3,957)
Earnings per share as reported - basic	$ 1.33	$ (2.15)	$ (1.11)
Earnings per share as reported - diluted	1.32	(2.15)	(1.11)
Earnings per share pro forma - basic	$ 1.29	$ (2.22)	$ (1.18)
Earnings per share pro forma - diluted	1.28	(2.22)	(1.18)

The exercise of nonqualified stock options in the fiscal year 2000, resulted in an income tax benefit of $16,000, which was credited to additional paid-in capital. The income tax benefit results from the difference between the market price on the exercise date and the option price.

11. MANAGEMENT FEE INCOME

As of September 28, 2002, the Company provides management services to one restaurant owned by an outside party. In accordance with the contractual arrangements, the Company earns management fees based on operating profits as defined by the agreement.

Restaurants managed had sales of $2,973,000, $4,380,000 and $8,867,000 during the management periods within the years ended September 28, 2002, September 29, 2001 and September 30, 2000, respectively, which are not included in consolidated net sales of the Company.

12. INCOME TAXES

The provision for income taxes reflects Federal income taxes calculated on a consolidated basis and state and local income taxes calculated by each subsidiary on a nonconsolidated basis. For New York State and City income tax purposes, the losses incurred by a subsidiary may only be used to offset that subsidiary's income.

The provision (benefit) for income taxes consists of the following:

	(In Thousands) Years Ended		
	September 28, 2002	September 29, 2001	September 30, 2000
Current provision (benefit):			
Federal	$(2,151)	$(1,008)	$(1,129)
State and local	872	773	782
	(1,279)	(235)	(347)
Deferred provision (benefit):			
Federal	2,784	(3,022)	(1,286)
State and local	(86)	(85)	(273)
	2,698	(3,107)	(1,559)
	$ 1,419	$(3,342)	$(1,906)

The provision for income taxes differs from the amount computed by applying the Federal statutory rate due to the following:

	(In Thousands) Years Ended		
	September 28, 2002	September 29, 2001	September 30, 2000
Provision (benefit) for Federal income taxes (34%)	$ 1,920	$(3,465)	$(1,849)
State and local income taxes net of Federal tax benefit	575	454	336
Amortization of goodwill	26	26	25
Tax credits	(755)	(489)	(503)
Other	(347)	132	85
	$ 1,419	$(3,342)	$(1,906)

Deferred tax assets or liabilities are established for: (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss carryforwards. The tax effects of items comprising the Company's net deferred tax asset are as follows:

	September 28, 2002	September 29, 2001
Deferred tax assets (liabilities):		
Operating loss carryforwards	$ 1,721	$ 1,539
Operating lease deferred credits	461	430
Carryforward tax credits	5,641	4,105
Depreciation and amortization	(1,829)	(2,019)
Deferred gains	(146)	(195)
Valuation allowance	(1,031)	(941)
Inventory	(269)	-
Asset impairment	-	3,415
	$ 4,548	$ 6,334

A valuation allowance for deferred taxes is required if, based on the evidence, it is more likely than not that some of the deferred tax assets will not be realized. The Company believes that uncertainty exists with respect to future realization of certain operating loss carryforwards and operating lease deferred credits. Therefore, the Company provided a valuation allowance of $1,031,000 at September 28, 2002 and $941,000 at September 29, 2001. The Company has state operating loss carryforwards of $23,219,000 and local operating loss carryforwards of $18,359,000, which expire in the years 2003 through 2016.

During the fiscal year ended September 30, 2000, the Company and the Internal Revenue Service finalized the adjustments to the Company's Federal income tax returns for the fiscal years ended September 28, 1991 through October 1, 1994. During the fiscal year ended September 28, 2002, the Company and the Internal Revenue Service finalized the adjustments to the Company's federal income tax returns for the fiscal years ended September 30, 1995 through October 3, 1998. The final adjustments, in both settlements, primarily relate to: (i) legal and accounting expenses incurred in connection with new or acquired restaurants that the Internal Revenue Service asserts should have been capitalized and amortized rather than currently expensed and (ii) travel and meal expenses for which the Internal Revenue Service asserts the Company did not comply with certain record keeping requirements or the Internal Revenue Code. These settlements did not have a material effect on the Company's financial condition.

13. OTHER INCOME

Other income consists of the following:

	(In Thousands) Years Ended		
	September 28, 2002	September 29, 2001	September 30, 2000
Purchasing service fees	$ 123	$ 106	$ 65
Other	307	55	193
	$ 430	$ 161	$ 258

14. INCOME PER SHARE OF COMMON STOCK

A reconciliation of the numerators and denominators of the basic and diluted per share computations for the fiscal year ended September 28, 2002 follows. For the years ended September 29, 2001 and September 30, 2000, there were no dilutive stock options and warrants.

	(In Thousands, Except Per Share Amounts)		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Year ended September 28, 2002:			
Basic EPS	$ 4,229	3,181	$ 1.33
Stock options and warrants	-	25	(0.01)
Diluted EPS	$ 4,229	3,206	$ 1.32

For the years ended September 28, 2002, September 29, 2001, and September 30, 2000, shares of 34,000, 330,000 and 343,000, respectively, were not included in the computation of diluted EPS because to do so would have been antidilutive.

15. QUARTERLY INFORMATION (UNAUDITED)

The following table sets forth certain quarterly operating data.

	(In Thousands Except Per Share Amounts) Fiscal Quarters Ended			
	December 31, 2001	March 29, 2002	June 29, 2002	September 28, 2002
2002				
Food and Beverage Sales	$25,781	$26,149	$33,261	$29,916
Net income (loss)	974	(189)	1,836	1,608
Net income (loss) per share basic	$ 0.31	$ (0.06)	$ 0.58	$ 0.51
Net income (loss) per share diluted	$ 0.31	$ (0.06)	$ 0.57	$ 0.50

2001	(In Thousands, Except Per Share Amounts) Fiscal Quarters Ended			
	December 30, 2000	March 31, 2001	June 30, 2001	September 29, 2001
Food and beverage sales	$30,815	$28,417	$36,805	$30,970
Net income (loss)	225	(1,000)	1,958	(8,031)
Net income (loss) per share basic and diluted	$ .07	$ (.31)	$ .62	$ (2.52)

2000	Fiscal Quarters Ended			
	January 1, 2000	April 1, 2000	July 1, 2000	September 30, 2000
Food and beverage sales	$ 26,957	$ 25,765	$ 33,810	$ 32,680
Cumulative effect of accounting change	(189)	-	-	-
Net income (loss)	91	(4,972)	1,770	(612)
Net income (loss) per share - basic and diluted	$ 0.03	$ (1.56)	$ 0.56	$ (0.19)

16. STOCK OPTION RECEIVABLES

Stock option receivables include amounts due from officers and directors totaling $716,000 and $760,000 at September 28, 2002 and September 29, 2001, respectively. Such amounts which are due from the exercise of stock options in accordance with the Company's Stock Option Plan are payable on demand with interest at ½% above prime (5.25% at September 28, 2002).

17. RELATED PARTY TRANSACTIONS

Mr. Donald D. Shack, a director of the Company, is a member of the firm Shack Siegel Katz Flaherty & Goodman P.C., general counsel to the Company. The Company incurred $353,000, $436,000, and $324,000 in legal fees to such firm during the years ended September 28, 2002, September 29, 2001, and September 30, 2000, respectively.

Receivables due from officers and employees, excluding stock option receivables, totaled $897,000 at September 28, 2002 compared to $501,000 at September 29, 2001. Other employee loans totaled $148,000 at September 28, 2002 compared to $287,000 at September 29, 2001. Such loans bear interest at the minimum statutory rate (2.13% at September 28, 2002).

18. SUBSEQUENT EVENT (UNAUDITED)

In October 2002, the Company sold some furniture, fixtures and equipment related to the Aladdin operations for $240,000. The Company recognized a gain of $240,000, in fiscal 2003, on the transaction since all of the fixed assets for the Aladdin operations had been written off during the ended September 28, 2002.

* * * * * *

CORPORATE INFORMATION

BOARD OF DIRECTORS

Ernest Bogen
Chairman

Michael Weinstein
President and Chief Executive Officer

Robert Towers
Executive Vice President, Chief Operating Officer and Treasurer

Vincent Pascal
Senior Vice President – Operations and Secretary

Paul Gordon
Senior Vice President – Director of Las Vegas Operations

Donald D. Shack
Attorney, Shack Siegel Katz & Flaherty P.C.

Jay Galin
Chairman and Chief Executive Officer, G+G Retail, Inc.

Bruce Lewin
Member, Continental Hosts, Ltd.

EXECUTIVE OFFICE

85 Fifth Avenue
New York, N.Y. 10003
(212) 206-8800

AUDITORS

Deloitte & Touche
Two World Financial Center
New York, N.Y. 10281

TRANSFER AGENT

Continental Stock Transfer &
Trust Company
2 Broadway
New York, N.Y. 10001

GENERAL COUNSEL

Shack Siegel Katz & Flaherty P.C.
530 Fifth Avenue
New York, N.Y. 10036

Ark Restaurants Corp.
85 FIFTH AVENUE
NEW YORK, N.Y. 10003-3019
(212) 206-8800